UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Fahad Al Qassim

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

March 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 23,072,176
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,072,176
11.	Aggregate amount beneficially owned by each reporting person 23,072,176
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.08%*
14.	Type of reporting person OO

*	Based on the 152,992,101 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 20-F filed on March 9, 2018 were issued and outstanding as of December 31, 2017.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 23,072,176
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,072,176
11.	Aggregate amount beneficially owned by each reporting person 23,072,176
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.08%*
14.	Type of reporting person CO

*	Based on the 152,992,101 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 20-F filed on March 9, 2018 were issued and outstanding as of December 31, 2017.

INTRODUCTORY STATEMENT

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (Amendment No. 11), Amendment No. 12 thereto filed on February 22, 2018 (Amendment No. 12) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and this Amendment No. 13, is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information

As previously described in Amendment No. 3 and Amendment No. 10, the Stockholders entered into funded collar confirmations (the “September 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, UBS and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 4, Amendment No. 9, Amendment No. 10 and Amendment No. 12, the Stockholders entered into funded collar confirmations (the “December 2014 Funded Collar Confirmations” and together with the September 2014 Funded Collar Confirmations, the “Funded Collar Confirmations”) with each of DB, UBS and Citi (“Citi”, and together with DB and UBS, the “December 2014 Funded Collar Counterparties” and together with the September 2014 Funded Collar Counterparties, the “Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “December 2014 Collared Shares” and together with the September 2014 Collared Shares, the “Collared Shares”). As previously described in Amendment No. 12, certain of the December 2014 Funded Collar Confirmations have expired and the remaining options granted relate in the aggregate to 7,948,870 December 2014 Collared Shares.

On March 15, 2018, Waha Capital entered into Rule 10b5-1 sales plans with each Funded Collar Counterparty and such Funded Collar Counterparty’s broker-dealer affiliate (the “Collar Confirmation Sales Plans”) whereby such broker-dealer affiliate agreed to sell on behalf of Waha Capital the number of Collared Shares equal to the excess of the return obligation of the Funded Collar Counterparty with respect to rehypothecated Collared Shares over Waha Capital’s delivery obligation, in each case, in respect of the applicable expired options, pursuant to the terms of the Funded Collar Confirmation or Funded Collar Confirmations with such Funded Collar Counterparty. The foregoing description of the Collar Confirmation Sales Plans does not purport to be complete and is qualified in its entirety by the full text of the form Collar Confirmation Sales Plan, a copy of which is filed as Exhibit 99.33 to this Schedule 13D.

From the date of the most recent amendment to this Schedule 13D through March 16, 2018, the Reporting Persons disposed of 1,353,325 Ordinary Shares pursuant to the February 2018 Sales Plan previously described in Amendment No. 12 in a series of open market transactions on the New York Stock Exchange. Details by date, listing the number of Ordinary Shares disposed of and the average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Ordinary Shares Disposed Of	Average Price per Ordinary Share
February 20, 2018	4,200	$52.00
February 28, 2018	18,009	$50.53
March 5, 2018	300,016	$49.18
March 6, 2018	175,904	$49.32
March 7, 2018	16,691	$49.33
March 8, 2018	8,258	$49.31
March 9, 2018	290,836	$49.65
March 12, 2018	286,714	$49.49
March 13, 2018	252,697	$49.54

The Reporting Persons are the beneficial owners of 23,072,176 Ordinary Shares of the Issuer. That number of shares represents 15.08% of the aggregate of 158,015,881 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of December 31, 2017 in its Report of Foreign Private Issuer on Form 20-F filed on March 9, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

Item 7.	Material to be Filed as Exhibits

Exhibit
Number	Description

99.32	Form of Sales Plan, dated as of March 15, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018

WAHA AC COÖPERATIEF U.A.

By:	/s/ Fahad Al Qassim
Name:	Fahad Al Qassim
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory